Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

February 24, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is in furtherance to the Company’s intimation dated November 19, 2020, and the continuing disclosures made as notes to the quarterly financial results and the audited financial statements filed with exchanges thereafter,  wherein it was informed that the Company commenced a detailed investigation into an anonymous complaint about allegation of improper payments to healthcare professionals in Ukraine and potentially in other countries, which could constitute violation of U.S. anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. The matter was accordingly disclosed to the US Department of Justice (“DOJ”), United States Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India (“SEBI”). It was also informed that, at the directions of the committee of the Company's Board of Directors, the Company had engaged a U.S. law firm to conduct the investigation. The Company had further disclosed that such investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under applicable laws.

Subsequent to the above disclosure to DOJ, SEC and SEBI, the Company has fully cooperated with the said authorities, including by providing requested documents and information and has continued to engage with the SEC and DOJ through various submissions and presentations relating to the initial complaint as well as additional complaints concerning certain other markets.

In this regard, the Company wishes to inform that it has received a letter from the SEC dated February 23, 2026, stating that, based on the information available to it, the SEC has concluded the above-referenced investigation and does not intend to recommend any enforcement action against the Company at this time.

The letter further notes that the communication has been issued pursuant to the guidelines set out in the final paragraph of Securities Act Release No. 5310, which provides, inter alia, that such notice must not be construed as an indication that the party has been exonerated or that no action may ultimately result from the staff’s investigation.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR